

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

> **Re: Bulk Storage Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 18, 2010**
> **File No. 333-168328**

Dear Mr. Gibbs:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under Rule 479 of the Act.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: <u>Via Facsimile</u>
David Wagner, Esq.